EX-2.1

                                   AGREEMENT

               KAWA BEVERAGES MANUFACTURING AND DISTRIBUTING CO.

                                   Agreement

This agreement is entered into this day January 9, 2003 by and between KAWA Beverages Manufactuing and Distributing Co. and
VentureNet Capital Group, Inc. (VNTN).

                                   Recitals

KAWA Beverages owns formulas, trade secrets and licensed a patent number 6,000,848 for beverage usage under conditions specified in licensing agreement.

VentureNet Capital Group, Inc. (VNTN) is a public company currently on the pink sheets and actively seeks to acquire KAWA Beverages and KAWA Beverages agrees to be acquired on the following terms and conditions:

1. VNTN will own 75% of KAWA Beverages as result of the acquisition VNTN will raise within 90 days a sufficient working capital to buy manufacturing and packaging equipments from Morpak Systems
Technology and secure the advertising of the beverage line.

2. Moreover, VNTN will pay as an acquisition price 3.5% of the current issued and outstanding shares of VNTN stock. Said 3.5% would amount 1,820,000 shares. This amount will not increase when VNTN authorizes or issues additional shares.

3. VNTN will appoint the founder of KAWA Beverages Mr. Ben Driss as President and COO of the new Beverage unit. A salary plus bonus and expenses will be paid on the monthly basis (see attached contract). In the interim an out of pocket expenses in the amount of twenty five hundred dollars ($2,500) have been paid monthly since November 2002 and will continue until the funding has been completed.

4. Once the funding has been completed and the working capital is available to KAWA Beverages, VNTN and Ben Driss will have complete control and discretion over the use and licensing of KAWA Beverages.

The parties agree that this contract is a personal executory contract and cannot be assigned to any creditor of either party.

All parties signing this agreement have full power and authority to enter into this contract and to perform all obligations there under.

This contract becomes effective and binding on all parties upon signing.


VentureNet Capital Group, Inc.              KAWA Beverages Manufacturing
                                            and Distributing Co.


By: /s/  Michael N. Brette                  /s/  Ben Driss
Michael N. Brette, President                Ben Driss, President